FILE NO: 82-34876





RECEIVED

2006 APR -4 P 12:21

OFFICE OF INTERNATIONAL CORPORATE FINANCE

1 April 2006

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

SUPPL

Dear Sirs

RENTOKIL INITIAL PLC
Information furnished Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934

Rentokil Initial plc hereby furnishes the documents listed below to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended. The file number assigned for this purpose is 82-3806.

We have enclosed one complete copy of each of the following:

Type of Information or Report	Document furnished
1. Annual report to shareholders and financial statements.	1. Nothing to Report.
2. Semi-annual report to shareholders (including unaudited six-month profit and loss statement).	2. Nothing to Report.
3. Annual return filed with Registrar of Companies in England and Wales.	3. Nothing to Report.
4. Half-yearly returns filed with the London Stock Exchange, (previously quarterly).	4. Nothing to Report.
5. Changes affecting the Board of Directors.	5. Nothing to Report.
6. Releases to the London Stock Exchange.	6. 6.1 Acquisition of JC Ehrlich Inc 6.2 MTN Programme 6.3 Disposal of Manned Guarding Operations in the UK 6.4 Publication of MTN Prospectus 6.5 Holdings in company 6.6 Disposal of Manned Guarding Canada

If you have any questions or require any additional information, please contact me by telephone (collect) on 0011-441342-833022.

Yours faithfully

Paul Griffiths
Director Group Secretariat

PROCESSED
APR 05 2006
THOMSON
FINANCIAL


Rentokil Initial

Acquisition

Rentokil Initial PLC
01 March 2006

1 March 2006

COMPLETION OF ACQUISITION OF J.C. EHRLICH INC.

Rentokil Initial plc confirms that it has now completed the acquisition of J.C. Ehrlich Co. Inc. ('Ehrlich') which was announced on 24 January 2006. Ehrlich is the fourth largest pest control company in the USA.

This information is provided by RNS
The company news service from the London Stock Exchange


Rentokil Initial

MTN Programme

Rentokil Initial PLC
03 March 2006

3rd March 2006

Rentokil Initial plc

MTN Programme

Rentokil Initial plc has mandated Barclays Capital, BNP Paribas and the Royal Bank of Scotland as bookrunners for a benchmark sterling fixed rate issue of intermediate maturity to be launched and priced in the near future following a roadshow, subject to market conditions. The notes will be issued under the Rentokil Initial MTN programme

Ends


Rentokil Initial

Disposal

Rentokil Initial PLC
07 March 2006

Rentokil Initial plc

7 March 2006

DISPOSAL OF MANNED GUARDING OPERATIONS IN THE UK

Rentokil Initial plc ('Rentokil') today announces that it has sold its UK manned guarding business, Initial Security Limited ('ISL'), to MITIE Group PLC ('MITIE'), a UK business support services organisation. The total consideration is £74.8 million comprising £59.1 million for the equity of the business and net debt of £15.7 million as at 25 December 2005.

ISL is a leading provider of manned guarding services in the UK, with some 6,000 security officers operating from a national network of 18 branches. For the financial year to 25 December 2005 it had a turnover of £130.7 million and generated a profit before tax of £4.5 million.

Doug Flynn, Chief Executive of Rentokil Initial, commented:

'The sale of ISL reflects our continued focus on those areas of our business where we believe we can generate the greatest shareholder value. ISL is a high quality business with a good market position and a strong management team; however, we believe that MITIE should be better able to realise its full potential.

We continue to explore the possible disposal of our manned guarding operations in North America and Belgium'.

Ends

Enquiries

Lisa Williams, Rentokil Initial plc
Telephone: +44 (0)20 7866 3000
Mobile: +44 (0)7980 895419

Kate Holgate, Brunswick Group
Telephone: +44 (0)20 7404 5959

Note to Editors:

Rentokil Initial plc is one of the largest business services companies in the world, operating in all the major economies of Europe, North America, Asia Pacific and Africa. The company has some 90,000 employees providing a range of support services in over 40 countries where the 'Rentokil' and 'Initial' brands have come to represent innovation, deep expertise and consistent quality of service. Services include pest control, tropical plants, hygiene services, facilities services, electronic security and parcels delivery.


Rentokil Initial

Publication of Prospectus

Rentokil Initial PLC
08 March 2006

8th March 2006

Rentokil Initial plc

Publication of Prospectus

The following prospectus has been approved by the UK Listing Authority and is available for viewing:

Supplementary Prospectus dated 8 March 2006, supplementing the Base Prospectus dated 9 December 2005 relating to the EUR 2,500,000,000 Euro Medium Term Note Programme of Rentokil Initial plc.

The prospectus is available in a printed form, free of charge, at the registered office of the issuer.

ENDS

For further information, please contact:

Rentokil Initial plc

Paul Griffiths +44(0) 20 7866 3000


Rentokil Initial

Holding(s) in Company

Rentokil Initial PLC
10 March 2006

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Rentokil Initial plc

2. Name of shareholder having a major interest

Barclays plc

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Barclays plc

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

For Barclays plc through subsidiary companies - Barclays have voting rights

5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

971,719

8. Percentage of issued class

0.06%

9. Class of security

Ordinary 1p

10. Date of transaction

6 March 2006

11. Date company informed

10 March 2006

12. Total holding following this notification

54,223,029

13. Total percentage holding of issued class following this notification

2.99%

14. Any additional information

No

15. Name of contact and telephone number for queries

Paul Griffiths 020 7866 3021

16. Name and signature of authorised company official responsible for making this notification

Paul Griffiths

Date of notification

10 March 2006

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.


Rentokil Initial

Disposal

Rentokil Initial PLC
10 March 2006

10 March 2006

Rentokil Initial plc

DISPOSAL OF MANNED GUARDING OPERATIONS IN CANADA

Rentokil Initial plc ('Rentokil') today announces that it has sold the shares of its Canadian manned guarding business, Rentokil Initial Canada Limited ('RICL'), to Garda World Security Corporation, a Canadian security services organisation. The total consideration is £30.3 million (C$60.8 million).

RICL is a leading provider of manned guarding services with some 4,500 security officers serving major cities in the five central and western provinces of Canada. For the financial year to 31 December 2005 it had a turnover of C$131.5 million (£65.4 million).

1 Numbers in brackets have been converted to Canadian Dollars or Pounds Sterling based on the Bank of Canada exchange rate as at 8 March 2006: C$/£2.0090

Enquiries

Lisa Williams, Rentokil Initial plc
Telephone: +44 (0)20 7866 3000
Mobile: +44 (0)7980 895419

Kate Holgate, Brunswick Group
Telephone: +44 (0)20 7404 5959

Note to Editors:

Rentokil Initial plc is one of the largest business services companies in the world, operating in all the major economies of Europe, North America, Asia Pacific and Africa. The company has some 80,000 employees providing a range of support services in over 40 countries where the 'Rentokil' and 'Initial' brands have come to represent innovation, deep expertise and consistent quality of service. Services include pest control, tropical plants, hygiene services, facilities services, electronic security and parcels delivery.